

March 28, 2013

Via E-mail

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1121 Avenue of the Americas, Inc., Suite 2902
New York, New York 10036

Re: CreXus Investment Corporation
         Schedule 13E-3 and Schedule TO-T filed March 26, 2013
         File No. 005-85012
         Filed by Annaly Capital Management, Inc., and CXS Acquisition Corp.

Dear Mr. Singh:

        We have the following comments on the above-referenced filings. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. You are welcome to contact us at the telephone number listed at the end of this letter with any questions about our comments or on other aspects of our review. .

Schedule 13E-3

1. Please advise us how the filing persons complied with Item 13 to Schedule 13E-3, or provide us with a brief legal analysis in support of the apparent conclusion the provision was inapplicable.

2. Please provide us with a brief analysis explaining how the filing fee was calculated.

3. Under Exhibit 99(a)(1)(vii), the press release provides notice to security holders regarding the Offer to Purchase and instructs them to contact the information agent should a copy of the related disclosure documents be sought. Advise us the filing persons complied with Rule 13e-3(f)(2).

4. Under Item 7, the filing persons have incorporated by reference from a section of the Offer to Purchase titled "Effects of the Offer and the Merger." This disclosure does not express, in dollar amount and percentage terms, the interests held in CreXus by Annaly and CXS before and after the transaction and presented on a net book value and net earnings basis. Please direct us to where we may locate this disclosure, or revise. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

5. In complying with Item 7(d) of Schedule 13E-3 and corresponding Item 1013(d) of Regulation M-A, the disclosure should be revised to state, if true, that Annaly will become the direct beneficiary of the compliance cost savings that accrue to CreXus. This disclosure should indicate that this benefit will be recurring on an annual basis, and be quantified. See Instruction 2 to Item 1013 of Regulation M-A, or advise.

6. It is unclear how CXS complied with Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A. Please revise or advise.

Schedule TO-T

Terms of the Transaction

7. To the extent the offer period is extended, it appears as though the tender offer consideration could change on a daily basis. Given the potential variability of consideration offered if the offer period is extended, please advise how the presentation of the tender consideration complies with Item 1004 of Regulation M-A and Rule 14e-1(b) of Regulation 14E.

Position of Annaly Regarding Fairness of the Offer and Merger

8. Revise to indicate, if true, that both Annaly and CXS believe that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders of the CreXus. Item 1014(a) of Regulation M-A, by its terms, requires disclosure specifically directed at "unaffiliated security holders." Please make conforming changes throughout the Offer to Purchase where appropriate.

9. We note the references to historical and current CreXus stock prices. Annaly and CXS must specifically discuss the going concern value, liquidation value and net book value factors identified in Instruction 2 to Item 1014 of Regulation M-A. Please revise. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

10. Revise to expressly address the potentially all negative responses to Item 1014(c), (d) and (e) of Regulation M-A. In addition to each of these line item disclosure requirements instructing the filers to affirmatively state "whether or not" a procedural protection has been provided for unaffiliated security holders, General Instruction E to Schedule 13E-3 makes clear that an "answer…in the negative" must be disclosed. In finalizing this revised disclosure, please follow the interpretive guidance offered in Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Determination of Validity

11. The disclosure indicates that determinations will be "final and binding" on the tendering holders. Please revise to clarify that security holders may challenge the bidders' determinations in a court of competent jurisdiction. Conforming changes should be made throughout the Offer to Purchase, including the Conditions summary in section 12.

Withdrawal Rights

12. The disclosure indicates that a "holder who tenders shares of Common Stock may withdraw the shares…only as described in this section." Revise this section to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. In addition, delete the inaccurate language that states shares may not be withdrawn after the Expiration Date of the Offer, as defined in the Offer to Purchase.

Closing Comments

As appropriate, please amend the filings promptly to comply with our comments. To facilitate the completion of our review, please furnish a detailed cover letter with your amendment that keys your responses to our comments and provides any requested information. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Depending upon the response received in reply to the comments issued today and any future comments, we may ask that a supplement to the disclosures be provided to security holders.

Since each filing person is in possession of all facts relating to the transaction, they are responsible for the accuracy and adequacy of the disclosures. We urge them to be certain the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information provided in reply to the Division of Corporation Finance in our review of the filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

David Bernstein, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022